VEDDER PRICE

VEDD[redacted]
222 N
CHIC
312-60
FAX: 31.

07021187

CHICAGO • NEW YORK CITY • WASHINGTON, DC • ROSELAND, NJ

RECEIVED

2007 FEB 20 P 12:09

OFFICE OF INTERNATIONAL CORPORATE FINANCE

COREY L. ZARSE
312-609-7785
czarse@vedderprice.com

February 15, 2007

VIA FEDEX

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street N.E.
Washington, D.C. 20549

SUPPL

PROCESSED
FEB 2 3 2007
THOMSON
FINANCIAL

Re: **File No. 82-34758**
Henderson Group plc (f/k/a HHG plc) Exemption
Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended

Ladies and Gentlemen:

This letter is being furnished to the Securities and Exchange Commission (the "Commission") on behalf of Henderson Group plc (f/k/a HHG plc), a company incorporated under the laws of England and Wales ("Henderson"), pursuant to Rule 12g3-2(b)(1)(iii) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). As required under the rule, the documents listed on the attached Schedule A includes information that Henderson has made or is required to be made public, distributed to security holders or filed with the UK Listing Authority, the UK Registrar of Companies, the Australian Stock Exchange or the Australian Securities Investment Commission. In accordance with paragraphs (b)(4) and (b)(5) of Rule 12g3-2, this letter and the documents furnished herewith are being furnished with the understanding that such letter and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission, for any purpose, that Henderson is subject to the Exchange Act.

Please feel free to contact me at your earliest convenience if you have any questions or need any additional information. In addition, please date stamp the enclosed copy of this cover letter and return it in the enclosed self-addressed, stamped envelope.

Very truly yours,

Corey L. Zarse

CLZ/kc
Enclosures
cc: Ms. Kristin Rice
Mark L. Winget, Esq.

Dlw 2/21

CHICAGO/#1385554.18

SCHEDULE A

DOCUMENTS MADE OR REQUIRED TO BE MADE PUBLIC, DISTRIBUTED TO SECURITY HOLDERS OR FILED WITH THE UK LISTING AUTHORITY, THE UK REGISTRAR OF COMPANIES, THE AUSTRALIAN STOCK EXCHANGE OR THE AUSTRALIAN SECURITIES INVESTMENT COMMISSION BY HENDERSON GROUP PLC

- Henderson Group plc – Update of number of securities quoted on ASX, Voting Rights and Capital dated January 2, 2007.
- Henderson Group plc – Group Consolidation Waiver dated January 2, 2007
- Schedule 10 – Notification of Major Interests in Shares dated January 8, 2007
- Schedule 10 - Notification of Major Interests in Shares dated January 8, 2007
- Henderson Group plc – Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons dated January 9, 2007
- Henderson Group plc – Block Listing Application dated January 16, 2007
- Henderson Group plc – Voting Rights and Capital dated January 19, 2007
- Henderson Group plc – Update of number of securities quoted on ASX, Voting Rights and Capital dated February 1, 2007

Henderson Group plc

RECEIVED

Update of number of securities quoted on ASX, Voting Rights and Capital

2 January 2007

The attached form provides an update to the number of CDIs quoted on the ASX and the net transfers to the CDI register during December 2006.

In conformity with the UK Transparency Directive's transitional provision 6 we would also like to notify the market of the following:

Henderson Group plc's capital consists of 902,004,831 shares with voting rights. Henderson Group plc holds 2,372,399 shares in Treasury.

Therefore, the total number of voting rights in Henderson Group plc is 899,632,432.

The above figure 899,632,432 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Henderson Group plc under the FSA's Disclosure and Transparency Rules.

Henderson Group plc
4 Broadgate,
London EC2M 2DA
Registered in England
No. 2072534
ABN 30 106 988 836

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement,

application for quotation of additional securities

and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5 Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Henderson Group plc

ABN

30 106 988 836

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	CHESS Depositary Interests (CDIs)
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	532,218,043 At 30 November 2006 45,349,432 Net transfers 577,567,475 At 29 December 2006
3	Principal terms of the +securities (eg. if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	CDIs over fully paid ordinary shares quoted on the London Stock Exchange (LSE)

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	N/A
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Net transfers of securities between CDIs and ordinary shares listed on LSE
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	Various dates during December 2006

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	577,567,475	CDIs

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	902,004,831	Fully paid ordinary shares quoted on the LSE

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Same as existing securities

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.
  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty
- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 2 January 2007..........
(~~Director~~/Deputy Company Secretary)

Print name: Wendy King

== == == == ==

+ See chapter 19 for defined terms.

Henderson Group plc

Group Consolidation Waiver

2 January 2007

Henderson Group plc (the Group) confirms today that the UK Financial Services Authority (FSA) has granted the Group approval of its waiver application from consolidated supervision. The waiver takes effect from 1 January 2007, together with the Capital Requirements Directive, and from this date a number of accounting balances, such as goodwill, become exempt for regulatory capital purposes. The waiver ends on 31 December 2011.

When the Group announced in 2006 the potential for a further capital return of £150-200 million in 2007, allowance had already been made for either the investment firm consolidation waiver or for subordinated debt to be in place. Although the waiver provides the Group with more flexibility in respect of ongoing capital planning, we do not currently expect an increase in the quantum of the potential capital return in 2007.

Henderson Group plc
4 Broadgate
London EC2M 2DA
Registered in England
No. 2072534
ABN 30 106 988 836

For further information:

www.henderson.com or

Investor enquiries

Mav Wynn
Henderson Group Head of Investor Relations +44 20 7818 5135
investor.relations@henderson.com

Media enquiries

United Kingdom – Finsbury
Andrew Mitchell +44 20 7251 3801

Australia – Cannings
Gloria Barton +61 2 9252 0622

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Henderson Group plc

2. Name of shareholder having a major interest

Australia and New Zealand Banking Group Limited ("ANZ") and each of the ANZ Subsidiaries

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Notification is in respect of the shareholder named above, with registered holders as in 4 below. Also see Additional Information in 14 below.

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

ANZ Nominees Limited	19,618,203
JP Morgan	7,641,261
ANZ Executors and Trustee Company Limited	11,411

5. Number of shares / amount of stock acquired

477,344

6. Percentage of issued class

0.05%

7. Number of shares / amount of stock disposed

n/a

8. Percentage of issued class

n/a

9. Class of security

Ordinary shares of 10 pence each

10. Date of transaction

20 December 2006

11. Date company informed

8 January 2007

12. Total holding following this notification

27,270,875

13. Total percentage holding of issued class following this notification

3.03%

14. Any additional information

ANZ (through a wholly-owned subsidiary) currently owns 49% of the issued shares in ING Australia Limited ("INGA"). The remainder of the shares in INGA are owned by members of the ING Group. Under Section 608(3)(a) of the Australian Corporations Act 2001, ANZ is deemed (for Corporations Act purposes) to hold a relevant interest in certain securities held by INGA by virtue of ANZ's own 49% interest in INGA.

ANZ became aware that it was deemed (for the Australian Corporations Act 2001 purposes) to have a relevant interest in the Ordinary Shares of the Company of over 3% of the issued share capital of the Company because of ANZ's interest in the INGA joint venture which holds more that 3% of the shares issued by the Company.

15. Name of contact and telephone number for queries

Mrs W J King – 020-7818-4233

16. Name and signature of authorised company official responsible for making this notification

Mrs W J King – Deputy Company Secretary

Date of notification

8 January 2007

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Henderson Group plc

2. Name of shareholder having a major interest

Commonwealth Bank of Australia and associated entities

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Commonwealth Bank of Australia and associated entities

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Colonial First State Investment Limited:	24,406,269
Colonial Mutual Life Assurance Society Limited:	370,202
Commonwealth Bank Officers Superannuation Corporation Pty Limited ATF Officers' Superannuation Fund:	2,258,018
Avanteos Investments Limited:	5,451

5. Number of shares / amount of stock acquired

27,039,940

6. Percentage of issued class

3.01%

7. Number of shares / amount of stock disposed

N/A

8. Percentage of issued class

N/A

9. Class of security

Ordinary shares of 10 pence each

10. Date of transaction

3rd January 2007

11. Date company informed

8th January 2007

12. Total holding following this notification

27,039,940

13. Total percentage holding of issued class following this notification

3.01%

14. Any additional information

N/A

15. Name of contact and telephone number for queries

Wendy King
020 7818 4233

16. Name and signature of authorised company official responsible for making this notification

Wendy King
020 7818 4233

Date of notification

8th January 2007

Henderson Group plc

Notification of transactions of directors, persons discharging managerial responsibility or connected persons

Notification of Henderson Group plc, the Issuer

9 January 2007

On 8 January 2007, the Trustees of the Henderson Group Long Term Incentive Plan ("LTIP") notified the Company of the purchase of 1,000,000 Henderson Group plc CHESS Depositary Interests (CDIs) made on 3 January 2007 on behalf of the Henderson Group plc LTIP at the price of A$ 3.5001. These will be converted into the same number of Henderson Group plc ordinary 10 pence shares.

Following acquisition of these Shares, the Trustees have a total holding of 8,345,370 Henderson Group plc ordinary shares. As Directors participating in the LTIP, Mr Roger Yates and Mr Toby Hiscock are deemed for the purposes of section 324 of the UK Companies Act 1985 to have a beneficial interest in the shares held by the Trustee.

As at 9 January 2007, the contingent entitlement of each of Mr Yates and Mr Hiscock under the rules of the LTIP is as follows:

Roger Yates - 5,363,011 – ordinary 10 pence shares
Toby Hiscock - 1,844,224 – ordinary 10 pence shares

Henderson Group plc
4 Broadgate
London EC2M 2DA
Registered in England
No. 2072534 ABN 30 106 988 836

For further information:

www.henderson.com or

Wendy King
Deputy Company Secretary
+44 20 7818 4233
wendy.king@henderson.com

Mav Wynn
Henderson Group plc
Head of Investor Relations
+44 (0)20 7818 5135
mav.wynn@henderson.com

Henderson Group plc

Henderson Group plc
Block Listing Application

16 January 2007

Application has been made to the UK Listing Authority and the London Stock Exchange for a block listing of 1,000,000 Ordinary shares of 10p each under the Henderson Share Incentive Plan, to trade on the London Stock Exchange and to be admitted to the Official List upon issuance.

These securities are identical in all respects with each other and with the existing class of security.

Henderson Group plc
4 Broadgate
London EC2M 2DA
Registered in England
No. 2072534 ABN 30 106 988 836

For further information:

www.henderson.com or

Wendy King
Henderson Group plc
Deputy Company Secretary

+44 (0)20 7818 4233
wendy.king@henderson.com

Henderson Group plc

Voting Rights and Capital

19 January 2007

In conformity with the UK Transparency Directive's transitional provision 6 we would like to notify the market of the following:

Since 2 January 2007, Henderson Group plc's capital has increased by 26,357 and now consists of 902,031,188 ordinary shares with voting rights. Henderson Group plc holds 2,372,399 shares in Treasury.

Therefore, the total number of voting rights in Henderson Group plc is 899,658,789.

The above figure 899,658,789 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Henderson Group plc under the FSA's Disclosure and Transparency Rules.

For further information:

Wendy King
Henderson Group plc
Deputy Company secretary
+44 (0)20 7818 4233
wendy.king@henderson.com

Henderson Group plc
4 Broadgate
London EC2M 2DA
Registered in England
No. 2072534
ABN 30 106 988 836

Henderson Group plc

1 February 2007

Attached is a notification which was required to be announced under London Stock Exchange Listing Rules.

Henderson Group plc

Update of number of securities quoted on ASX, Voting Rights and Capital

1 February 2007

The attached form provides an update to the number of CDIs quoted on the ASX and the net transfers from the CDI register during January 2007.

In conformity with the UK Transparency Directive's transitional provision 6 we would also like to notify the market of the following:

Henderson Group plc's capital consists of 902,083,097 shares with voting rights. Henderson Group plc holds 2,372,399 shares in Treasury.

Therefore, the total number of voting rights in Henderson Group plc is 899,710,698.

The above figure, 899,710,698, may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Henderson Group plc under the FSA's Disclosure and Transparency Rules.

Henderson Group plc
4 Broadgate,
London EC2M 2DA
Registered in England
No. 2072534
ABN 30 106 988 836

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement,

application for quotation of additional securities

and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Henderson Group plc

ABN

30 106 988 836

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	CHESS Depositary Interests (CDIs)
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	577,567,475 At 29 December 2006 (1,807,166) Net transfers 575,760,309 At 31 January 2007
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	CDIs over fully paid ordinary shares quoted on the London Stock Exchange (LSE)

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	N/A
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Net transfers of securities between CDIs and ordinary shares listed on LSE
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	Various dates during January 2007

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	575,760,309	CDIs

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	902,083,097	Fully paid ordinary shares quoted on the LSE

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Same as existing securities

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) Securities described in Part 1

(b) All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

+ See chapter 19 for defined terms.

Quotation agreement

1 ⁺Quotation of our additional ⁺securities is in ASX's absolute discretion. ASX may quote the ⁺securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the ⁺securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those ⁺securities should not be granted ⁺quotation.
- An offer of the ⁺securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.
  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty
- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any ⁺securities to be quoted and that no-one has any right to return any ⁺securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the ⁺securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the ⁺securities to be quoted, it has been provided at the time that we request that the ⁺securities be quoted.
- If we are a trust, we warrant that no person has the right to return the ⁺securities to be quoted under section 1019B of the Corporations Act at the time that we request that the ⁺securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before ⁺quotation of the ⁺securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 1 February 2007...........
(~~Director~~/Deputy Company Secretary)

Print name: Wendy King

== == == == ==

END